EXHIBIT 99.3

FSD PHARMA AND CELLY NU ENTER INTO ARRANGEMENT AGREEMENT

Toronto, October 5, 2023 -- FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, and Celly Nutrition Corp. (“Celly Nu”) announced today that they have entered into a definitive arrangement agreement dated October 4, 2023 (the “Agreement”) with respect to the distribution of a portion of FSD Pharma’s shareholdings of Celly Nu to certain securityholders of FSD Pharma (the “Transaction”).

The Agreement

Pursuant to the Agreement, the Company will recommend to the holders of class A multiple voting shares (“Class A Shares”), class B subordinate voting shares (“Class B Shares”), and warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by holders of Class B Shares (“Class B Distribution Warrants”, collectively with the Class A Shares, and the Class B Shares, the “FSD Pharma Securities”) at an upcoming special meeting (the “Meeting”) to distribute common shares in the capital of Celly Nu (“Celly Shares”) to the holders of the FSD Pharma Securities (“FSD Pharma Securityholders”), on the basis of one Celly Share distributed in respect of each FSD Pharma Security that is issued and outstanding as of the final record date for the Transaction (the “Distribution Record Date”). The Company expects that this will result in an aggregate of approximately 45,714,621 Celly Shares being distributed to the FSD Pharma Securityholders (the “Distributed Shares”) and an aggregate of approximately 154,285,379 Celly Shares retained by the Company, in each case assuming that the number of FSD Pharma Securities remains unchanged between today and the Distribution Record Date.

Subject to the approval of the FSD Pharma Securityholders, the Transaction will be effected by way of a court approved plan of arrangement (“Plan of Arrangement”) under the provisions of the Business Corporations Act (Ontario). The Distribution Record Date will be announced promptly following receipt of the requisite approval of the FSD Pharma Securityholders and regulatory approvals. There will be no change in FSD Pharma Securityholders’ proportionate ownership in FSD Pharma Securities as a result of the Plan of Arrangement. In addition, holders of FSD Pharma options (“FSD Options”) and non-distribution warrants (“Non-Distribution Warrants”) as at the effective date of the Plan of Arrangement will have such FSD Options and Non-Distribution Warrants adjusted in accordance with their terms as a result of the Transaction.

The Meeting and Closing Conditions

The meeting of the FSD Pharma Securityholders to consider and vote upon a special resolution (the “Arrangement Resolution”) approving the Plan of Arrangement will be held virtually on November 20, 2023, at 1:00 p.m. (Toronto time) (the “Meeting”). Further information concerning the Plan of Arrangement and the Meeting will be provided in subsequent news releases, and the management information circular of the Company which will be filed on SEDAR+.

Closing of the Transaction is subject to a number of conditions, including (i) approval of the FSD Pharma Securityholders at the Meeting; (ii) court approval of the Plan of Arrangement; and (iii) certain other customary conditions as further set out in the Agreement. FSD Pharma Securityholders are cautioned that final details of the Plan of Arrangement are subject to change and that there is no certainty that the Transaction will be completed as currently proposed or at all.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with two candidates in different stages of development. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-MS and UNBUZZD™. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders. UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

About Celly Nu

Celly Nu is a pre-revenue, early-stage research and development company that intends on developing and manufacturing consumer products in the dietary supplement industry. Celly Nu is primarily focused on developing its business through certain intellectual property assets to create recreational and consumer prototype products that are expected to alleviate inebriation due to excessive alcohol consumption.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the completion of the Agreement and the Transaction; the anticipated timing of the Meeting, closing of the Transaction; the anticipated benefits of the Plan of Arrangement for FSD Pharma Securityholders; the satisfaction or waiver of the closing conditions set out in the Agreement, including receipt of all regulatory approvals; and the satisfaction final approval of the Agreement by the Canadian Securities Exchange and other activities, events or developments that the Company or Celly Nu expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “intends”, “estimates”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Such forward-looking information and statements are based on numerous assumptions, including the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Agreement and the Transaction; that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company or Celly Nu in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate. Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: the diversion of management time on Transaction-related issues; reliance on key management and other personnel; potential downturns in economic conditions; actual, and risks generally associated with the biotechnology or nutritional supplement industry, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company and Celly Nu have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company or Celly Nu undertakes no obligation to update or reissue forward- looking information as a result of new information or events except as required by applicable securities laws. Additional information relating to FSD Pharma, including its annual information form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

For further information:

FSD Pharma Inc.

Zeeshan Saeed, Founder, Chief Executive Officer and Executive Co-Chairman of the Board

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations: Email: ir@fsdpharma.com , skilmer@fsdpharma.com

Website: www.fsdpharma.com

Celly Nutrition Corp.

John Duffy, Chief Executive Officer

Email: johnduffy@cellynutrition.com

Telephone: 508-479-4923

Website: www.cellynutrition.com